Exhibit 3.11


                     ARTICLES OF AMENDMENT AND RESTATEMENT

                                      OF

                                   [Company]



                  FIRST: The name of the corporation is [Company], hereinafter (the "Corporation").

                  SECOND: The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the provisions of the Maryland General Corporation Law including, but not limited to, the acting as an insurance agent and the providing of insurance services, exclusive of the underwriting of insurance policies.

                  THIRD: The address of the principal office of the Corporation in Maryland is 110 SE 6th Street, Ft. Lauderdale, Florida 33301.

                  FOURTH: The name and address of the resident agent of the Corporation is 300 East Lombard Street, Baltimore, Maryland 21202. The name of the resident agent at that address is The Corporation Trust Incorporated.

                  FIFTH: The total number of shares of stock which the Corporation shall have authority to issue is One Thousand (1000) shares of Common Stock, each having a par value of one cent ($0.01) per share.

                  SIXTH: The number of directors of the corporation shall be two, which number may be increased or decreased pursuant to the bylaws of the Corporation, and so long as there are less than three
         (3) stockholders, the number of directors may be less than three (3) but not less than the number of stockholders, and the names of the directors who shall act until their successors are duly chosen and qualified are Jonathan P. Ferrando and Michael E. Maroone.